HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

[redacted]

July 3, 2008

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, as of 25,2008, made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   Notice of Revision of Earnings Forecasts for the Fiscal Year dated March 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

1. Document No.2

   Notice of Extraordinary Loss dated March 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

2. Document No.3

   Extraordinary Report dated March 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

March 25, 2008

To Whom It May Concern:

Hino Motors, Ltd.
President, Member of the Board and Executive Officer: Shoji Kondo
(TSE1 · NSE1 Code Number: 7205)
Contact: Toshihisa Sakaki
Deputy General Manager
Corporate Communication Department
Corporate Planning Division
(Tel. 03-5419-9320)

(The Parent Company of Hino Motors, Ltd.)
Toyota Motor Corporation
President: Katsuaki Watanabe
(Securities exchanges throughout Japan Code Number: 7203)

Notice of Revision of Earnings Forecasts for the Fiscal Year

(Summary)
Please be informed that, based on the recent trend of our Company's business performance, the earnings forecasts for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008) announced along with the midterm financial results on October 31, 2007 have been revised as follows:

1. Revision of the consolidated earnings forecasts for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008)

Sales	Previously announced forecast	1.34 trillion yen
	Current forecast	1.36 trillion yen
Operating profit	Previously announced forecast	44 billion yen
	Current forecast	46 billion yen
Ordinary profit	Previously announced forecast	40 billion yen

	Current forecast	40 billion yen
Current net profit	Previously announced forecast	22 billion yen
	Current forecast	22 billion yen

2. Revision of the non-consolidated earnings forecasts for the fiscal year ending March 31, 2008

(April 1, 2007 to March 31, 2008)

Sales	Previously announced forecast	1 trillion yen
	Current forecast	1.03 trillion yen
Operating profit	Previously announced forecast	27 billion yen
	Current forecast	30 billion yen
Ordinary profit	Previously announced forecast	29 billion yen
	Current forecast	29 billion yen
Current net profit	Previously announced forecast	18 billion yen
	Current forecast	4.5 billion yen

3. Reason for the revisions

Regarding the consolidated earnings for the fiscal year ending March 2008, the sales and the operating profit are expected to exceed the previously announced forecasts due to the increase in overseas sales, etc., including sales in Indonesia, Vietnam, and Central and South America. Non-operating expense will increase due to the impact of foreign exchange loss caused by the appreciation of the yen and, therefore, the forecast remains unchanged for the ordinary profit and the net profit.

As for the non-consolidated earnings, the sales and the operating profit will exceed the previously announced forecasts for the same reason as that for the revision of the consolidated earnings. Moreover, for the same reason, the ordinary profit remains the same as the previously announced forecasts. Please note that the sales in the U.S. have decreased rapidly due to the sluggish U.S. market and the financial position of our U.S. subsidiary has deteriorated. Therefore, it has been decided to record an impairment loss on shares and the net profit is anticipated to be lower than the previously announced forecast.

Note: The forecasts above are based on information available to our Company and certain premises that are deemed reasonable by our Company at the time of this notice, and as such, actual results may differ significantly due to various factors.

平成20年3月25日

各　位

会社名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）
当社の親会社　トヨタ自動車株式会社
代表者名　取締役社長　渡辺　捷昭
（コード番号　7203 全国証券取引所）

通期業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成19年10月31日の中間決算発表時に公表した平成20年3月期（平成19年4月1日～平成20年3月31日）の業績予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1．平成20年3月期 連結業績予想数値の修正（平成19年4月1日 ～ 平成20年3月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	1,340,000	44,000	40,000	22,000
今回修正予想（B）	1,360,000	46,000	40,000	22,000
増減額（B－A）	20,000	2,000	－	－
増減率（%）	1.5%	4.5%	－%	－%
（ご参考）前期実績（平成19年3月期）	1,287,668	36,701	36,841	20,059

2．平成20年3月期 個別業績予想数値の修正（平成19年4月1日 ～ 平成20年3月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	1,000,000	27,000	29,000	18,000
今回修正予想（B）	1,030,000	30,000	29,000	4,500
増減額（B－A）	30,000	3,000	－	△13,500
増減率（%）	3.0%	11.1%	－%	△75.0%
（ご参考）前期実績（平成19年3月期）	976,683	25,910	28,658	16,501

3．修正の理由

平成20年3月期の連結業績は、インドネシア、ベトナム、中南米等海外販売増等により、売上高、営業利益は前回発表予想値を上回る見込みです。また、円高による為替差損の影響により営業外費用が増加するため、経常利益、当期純利益は前回発表通りの見込みです。

個別業績につきましては、上記の連結業績修正と同様の理由により、売上高、営業利益は前回発表予想値を上回る見込みです。また、同様の理由により、経常利益は前回発表通りの見込みです。なお、米国市場低迷の影響により米国における販売が急速に減少し、米国子会社の財政状態が悪化いたしました。このため株式減損損失を計上することとなりましたので、当期純利益は前回発表予想値を下回る見込みです。

(注)上記の業績予想数値につきましては、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

以　上

RECEIVED

2008 JUL -7 P 2:34

March 25, 2008

To Whom It May Concern:

Hino Motors, Ltd.
President, Member of the Board and Executive Officer: Shoji Kondo

(TSE1 · NSE1 Code Number: 7205)
Contact: Toshihisa Sakaki
Deputy General Manager
Corporate Communication Department
Corporate Planning Division
(Tel. 03-5419-9320)

Notice of Extraordinary Loss

Please be informed that our Company anticipates the occurrence of an extraordinary loss with details as described below.

1. About the anticipated occurrence of an extraordinary loss

The financial position of our U.S. subsidiary has deteriorated, as the sales in the U.S. rapidly decreased due to the downturn of the market. Accordingly, we expect to record an impairment loss on shares in the amount of about 15 billion yen as an extraordinary loss in the non-consolidated financial statements for the fiscal year ending March 31, 2008. Please note that the profit and loss in the consolidated financial statements will not be affected.

2. Effect on earnings

Please refer to the "Notice of Revision of Earnings Forecasts for the Fiscal Year," announced today, for the revisions of non-consolidated earnings forecasts for the fiscal year ending March 31, 2008 based on the anticipated occurrence of the above extraordinary loss.

平成20年3月25日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

特別損失の発生に関するお知らせ

この度、当社において下記のとおり特別損失の発生が見込まれますのでお知らせいたします。

記

1．特別損失の発生見込みについて

米国市場低迷の影響により米国における販売が急速に減少し、米国子会社の財政状態が悪化いたしました。このため、平成20年3月期の個別決算において、株式減損損失約150億円を特別損失に計上する見込みであります。なお、連結決算の損益に与える影響はありません。

2．業績に与える影響

当損失の発生の見込みを踏まえた平成20年3月期の個別業績予想の修正につきましては、本日発表しました「通期業績予想の修正に関するお知らせ」をご参照ください。

以　　上

Extraordinary Report

(Summary)

1. Reason for filing this extraordinary report

Pursuant to the provisions of paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and subparagraph 12 of paragraph 2 of Article 19 of the Cabinet Office Ordinance concerning the disclosure of corporate information, this extraordinary report is filed due to the occurrence of an event that significantly impacts the financial position and operating results of our Company.

2. Matters reported

(1) Date of the occurrence of the relevant event

March 25, 2008 (Date of the resolution of the Board of Directors)

(2) Details of the relevant event

An impairment loss on shares is expected to be recorded as an extraordinary loss, as the sales in the U.S. have decreased rapidly because of the slumping U.S. market and the financial position of our U.S. subsidiary has been negatively impacted.

(3) The amount of the effect of the relevant event on the profit and loss

An extraordinary loss in the amount of about 15 billion yen is expected to be recorded in the non-consolidated financial statements for the fiscal year ending March 31, 2008. Please note that the profit and loss in the consolidated financial statements will not be affected.

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年３月25日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　近藤 詔治
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	（042）586-5111（代表）
【事務連絡者氏名】	経理部長　福谷 宏介
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	（042）586-5085
【事務連絡者氏名】	経理部長　福谷 宏介
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

1 【提出理由】

当社の財政状態および経営成績に著しい影響を与える事象が発生しましたので、金融商品取引法第24条の５第４項および企業内容等の開示に関する内閣府令第19条第２項第12号の規定に基づき提出するものであります。

2 【報告内容】

(1)当該事象の発生年月日

平成20年３月25日（取締役会決議日）

(2)当該事象の内容

米国市場低迷の影響により米国における販売が急速に減少し、米国子会社の財政状態が悪化したため、株式減損損失を特別損失に計上する見込みであります。

(3)当該事象の損益に与える影響額

当社の平成20年３月期の個別決算において、約150億円を特別損失に計上する見込みであります。なお、連結決算の損益に与える影響はありません。

以 上

END